Exhibit 5



                                  July 24, 2000

Motient Corporation
10802 Parkridge Boulevard
Reston, Virginia 20191-5416

                               Motient Corporation

                       Registration Statement on Form S-3

Dear Sirs:

I have acted as your counsel in connection with the preparation and filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act"), of a Registration Statement on Form S-3 (the "Registration Statement") relating to up to $600 million of shares of common stock, par value $.01 per share, preferred stock, and/or warrants to purchase common or preferred stock (collectively, the "Securities") of Motient Corporation, a Delaware corporation ("Motient").

In so acting, I have examined Motient's restated certificate of incorporation, amended and restated bylaws, and certain resolutions adopted by its Board of Directors and the minutes of meetings of its Board of Directors, and have examined and relied upon the originals, or copies certified to my satisfaction, of such records, documents or other instruments as in my judgment are necessary or appropriate to enable me to render the opinion set forth below.

Based on the foregoing, I am of the opinion that the issuance of the Securities has been duly authorized, and, when issued in accordance with the terms of such authorization, the Securities will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby concede that I am within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Securities and Exchange Commission thereunder.

                                           Very truly yours,

                                           /s/ Randy S. Segal
                                           Randy S. Segal